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                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934

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                        Mine Safety Appliances Company
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                               (Name of Issuer)


                          Common Stock, no par value
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                        (Title of Class of Securities)

                                 602720 10 4
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                                (CUSIP Number)

                              G. Donald Gerlach
                           Reed Smith Shaw & McClay
                                P.O. Box 2009
                       Pittsburgh, Pennsylvania  15230
                                (412) 967-3000
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                     (Name, Address and Telephone Number
                       of Person Authorized to Receive
                          Notices and Communications)

                                March 19, 1996
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            (Date of Event which Requires Filing of this Statement)

Check the following box if a fee is being paid with this statement [X]


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-----------------------
  CUSIP NO. 602720 10 4
-----------------------

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 1)   NAME OF REPORTING PERSON, S.S. NO. G. DONALD GERLACH (###-##-####)


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 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) [_] ----------------------------------------------------------------
      (b) [X]
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 3)   SEC USE ONLY
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 4)   SOURCE OF FUNDS       OO
                      --------------------------------------------------------

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 5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
                            --------------------------------------------------

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 6)   CITIZENSHIP     U.S.A.
                  ------------------------------------------------------------

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                    (7)   SOLE VOTING POWER                11,628
     NUMBER OF                               ---------------------------------

      SHARES

   BENEFICIALLY     (8)   SHARED VOTING POWER             260,000
                                               -------------------------------
     OWNED BY

     REPORTING      (9)   SOLE DISPOSITIVE POWER           11,628
                                                  ----------------------------
      PERSON

       WITH        (10)   SHARED DISPOSITIVE POWER        260,000
                                                    --------------------------

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11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON   271,628
                                                              ----------------
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12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

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13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         5.2%
                                                        ----------------------
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14)   TYPE OF REPORTING PERSON       IN
                               -----------------------------------------------



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Item 1.  Security and Issuer.

     Common Stock, no par value (the "Common Stock"), of Mine Safety Appliances Company (the "Company"), P.O. Box 426, Pittsburgh, Pennsylvania 15230.

Item 2.  Identity and Background.

         (a)  Name of Person Filing:  G. Donald Gerlach

         (b) Residence or Business Address: Reed Smith Shaw & McClay, P.O. Box 2009, Pittsburgh, Pennsylvania 15230

         (c) Present Principal Occupation: Attorney and Partner of Reed Smith Shaw & McClay, a law firm.

         (d) During the last five years, the undersigned has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, the undersigned was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the undersigned was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)  Citizenship:  U.S.A.

Item 3.  Source and Amount of Funds or Other Consideration.

     The undersigned became a beneficial owner, as defined in Rule 13d-3, of more than 5% of the Common Stock as a result of his being a trustee of certain trusts into which distributions of Common Stock have recently been made by the Estate of John T. Ryan, Jr. (the "Estate"), including in particular the distribution of 225,000 shares into one such trust on March 19, 1996.
No funds or other consideration were paid in connection with such distributions.

Item 4.  Purpose of Transaction.

     See Item 3. The undersigned does not presently have any plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the issuer or the disposition of securities of the issuer, other than grants of securities or grants and/or exercises of stock options under benefit plans of the



                                 Page 3 of 7
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              Company in the ordinary course of business of the Company;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the issuer;

         (f) Any other material change in the issuer's business or corporate structure;

         (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities exchange;

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.


         (a) The undersigned beneficially owns (as defined in Rule 13d-3) 271,628 shares of Common Stock, or 5.2% of the outstanding Common Stock, of which 1,600 are shares of Common Stock which the undersigned presently has a right to acquire directly under stock options granted by the Company.

         (b) With respect to the undersigned, see Items (7) through (10) on the cover page. The undersigned has sole voting and dispositive power over 1,100 shares of Common Stock and 1,600 options for shares of Common Stock that he owns directly. The undersigned has sole voting and dispositive power over



                                  Page 4 of 7
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              8,928 shares of Common Stock for which he acts as a trustee under a trust. Voting and dispositive power with respect to 260,000 shares held in three other trusts are shared with John
              T. Ryan III (as to one trust and 17,500 shares) and with John T. Ryan III and Mary Irene Ryan (as to two trusts and 242,500 shares). The following information with respect to such co-trustees is to the best knowledge and belief of the undersigned:

                  John T. Ryan III is a citizen of the United States of America.
              His business address is Mine Safety Appliances Company, P.O.
              Box 426, Pittsburgh, Pennsylvania 15230. His present principal occupation is President and Chief Executive Officer of the Company.

                  Mary Irene Ryan is a citizen of the United States of America.
              Her business address is c/o John T. Ryan III, Mine Safety Appliances Company, P.O. Box 426, Pittsburgh, Pennsylvania 15230. Her present principal occupation is that of housewife.

                  To the knowledge of the undersigned, neither of the above
              persons has within the past five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (c) The undersigned became a beneficial owner, as defined in Rule 13d-3, of more than 5% of the Common Stock as a result of his being a trustee of certain trusts into which distribution of Common Stock have recently been made by the Estate, including in particular the distribution of 225,000 shares into one such trust on March 19, 1996. The following are the only transactions in Common Stock effected by the undersigned since 60 days prior to that date:

              (1)   Private purchase by the undersigned:

                                                             Price
                     Date              Shares                Per Share
                     ----              ------                ---------

                    2/28/96             100                  $49.50




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              (2)   Distribution of Common Stock held by the Estate into
                    trusts for which the undersigned is trustee, as follows:

                      Date               Shares
                      ----               ------

                    1/26/96               17,500
                    3/19/96              225,000


         (d) The undersigned holds an aggregate of 268,928 shares of Common Stock as trustee or co-trustee of several trusts. Receipt of dividends or proceeds from the sale of shares held in such trusts is for the benefit of the beneficiaries of such trusts. No beneficiary of such trusts presently has an interest in such dividends or proceeds amounting to more than 5% of the outstanding shares of such class.

         (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

     The undersigned is sole trustee of one trust which holds Common Stock. As such trustee, the undersigned has the sole power to vote and dispose of the shares of Common Stock held by the trust. The undersigned is also a co-trustee of three trusts which hold Common Stock. The co-trustees have the power to vote and to dispose of the Common Stock held by these trusts. The undersigned also is party to certain stock option agreements with the Company with respect to the 1,600 option shares beneficially owned by him.

Item 7.  Material to be filed as Exhibits.

     The 1990 Non-Employee Directors' Stock Option Plan related to the 1,600 option shares referred to in Item 6 above is hereby incorporated by reference to Exhibit 10(a) to the Form 10-Q quarterly report of the Company for the fiscal quarter ended June 30, 1994.

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                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      /s/  G. Donald Gerlach
                                      ----------------------
                                      G. Donald Gerlach

Date: March 20, 1996






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